Lincoln Benefit Life Company
1221 N Street, Suite 200
Lincoln, Nebraska 68508
Phone: (888) 674-3667

April 22, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Lincoln Benefit Life Company (“Registrant”)
Post-Effective Amendment No. 2 to Registration Statements on Form S-1
File No. 333-224100

Members of the Commission:

The above-referenced Registrant filed a Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 on March 30, 2020.

As requested, I represent that the disclosures included in the Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 do not make any material change to existing disclosures, except those changes contemplated by Rule 485(b) of the Securities Act of 1933 as would apply in the context of Form S-1. The Supplement dated April 27, 2020 filed as part of Post-Effective Amendment No. 2 to the registration statement includes updated information regarding the Registrant’s operations for the year ended December 31, 2019.

As such, if the Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 pertained to a registered investment company subject to Rule 485 under the Securities Act of 1933, it would be eligible for filing under Rule 485(b) without regard to Rule 485(b)(3) or Rule 485(b)(4).

Please call me at (203) 653-3897 if you have any questions.

Very truly yours,

/s/ Megan Curoe
Megan Curoe
Assistant Secretary